                               THE RIVAL COMPANY
                             800 EAST 101ST TERRACE
                          KANSAS CITY, MISSOURI 64131

                                                               December 23, 1998

Dear Stockholder:

     On behalf of the Board of Directors of The Rival Company (the "Company"), I am pleased to inform you that on December 17, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Holmes Products Corp. ("Parent") and Moriarty Acquisition Corp., its wholly-owned subsidiary ("Purchaser"), pursuant to which Purchaser today has commenced a cash tender offer (the "Offer") to purchase all issued and outstanding shares of Common Stock of the Company ("Common Shares") at $13.75 per share, net to the seller in cash (subject to reduction only for any applicable back-up withholding or stock transfer taxes payable by the seller).

     Pursuant to the Merger Agreement, upon satisfaction of certain conditions, the Offer will be followed by a merger (the "Merger") in which any Common Shares not tendered pursuant to the Offer (except any Shares owned by the Company, Parent or Purchaser and Shares as to which the holder has properly exercised dissenter's rights of appraisal) will be converted into the right to receive $13.75 per Share in cash, in each case without interest.

     THE COMPANY'S BOARD OF DIRECTORS (WITH ONE DIRECTOR ABSENT) HAS UNANIMOUSLY
(A) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, (B) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND (C) RESOLVED TO RECOMMEND THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated December 14, 1998 of NationsBanc Montgomery Securities LLC, financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $13.75 per share to be received by the Company's stockholders (other than Parent and Purchaser, and other than holders of dissenting Shares, if any) in the Offer and the Merger was fair from a financial point of view to such stockholders.

     Accompanying this letter is a Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. The Schedule 14D-9 describes the Board's decision to recommend the Offer and the Merger and contains additional important information relating to the transaction. We urge you to read it carefully in making your decision with respect to tendering your Shares pursuant to the Offer. The full text of the financial advisor's opinion is set forth as an Annex to the Schedule 14D-9 and should, together with the related sections of the
Schedule 14D-9, be read in its entirety in connection with the Offer. The financial advisor's opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should respond to the Offer. The opinion addresses only the financial fairness of the consideration to be received by the holders of Shares pursuant to the Offer and the Merger and does not address any other aspect of the Offer or the Merger.

                                          On behalf of the Board of Directors,

                                          Thomas K. Manning
                                          Chairman of the Board of Directors
                                          and Chief Executive Officer